

Global Investment Outlook & Strategy Update
July 2022

In our July 2022 report, we discuss the economic outlook and our global investment strategy in more detail. Topics covered include:

- Stocks Discount Weaker Backdrop; Valuations are Increasingly Attractive
- U.S. Downturn is Likely Shallower & Less Destructive than in 2001 or 2007
- Euro Area Energy Crisis Looms as Russia Throttles Natural Gas Exports
- Fed Likely to Stay on Tightening Path Despite Signs Inflation is Peaking
- Equity Market Dislocations are Providing Opportunities for Stock Pickers

Click here to download the report or, if you'd like to receive a paper copy each quarter, just drop one of us a note.

Sit Investment Associates was named the number 1 Fund Family
in Barron's magazine's "Best Fund Families of 2021". See the rankings here.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

Disclosure
The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Barron's/Refinitiv Lipper
Barron's 2021 Annual Fund Family Ranking is based on 51 qualifying actively managed U.S. fund families. Rankings are asset-weighted and based on relative one-year performance, before fees and sales loads, across a range of categories. Source: "Barron's Best Fund Families", February 18, 2022.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com